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                                                             OMB APPROVAL
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                                                        OMB Number:    3235-0359
                                                        Expires:   July 31, 2006
                                                        Estimated average burden
                                                        hours per response..0.16
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17f-1

               Certificate of Accounting of Securities and Similar
                 Investments of a Management Investment Company
                          in the Custody of Members of
                          National Securities Exchanges

                    Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

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1. Investment Company Act File Number:                                 Date examination completed:

811-1920                                                               September 30, 2004
-----------------------------------------------------------------------------------------------------------------
2. State identification Number:

   --------------------------------------------------------------------------------------------------------------
     AL               AK               AZ               AR               CA                CO
   --------------------------------------------------------------------------------------------------------------
     CT               DE               DC               FL               GA                HI
   --------------------------------------------------------------------------------------------------------------
     ID               IL               IN               IA               KS                KY
   --------------------------------------------------------------------------------------------------------------
     LA               ME               MD               MA               MI                MN
   --------------------------------------------------------------------------------------------------------------
     MS               MO               MT               NE               NV                NH
   --------------------------------------------------------------------------------------------------------------
     NJ               NM               NY  108960       NC               ND                OH
   --------------------------------------------------------------------------------------------------------------
     OK               OR               PA               RI               SC                SD
   --------------------------------------------------------------------------------------------------------------
     TN               TX               UT               VT               VA                WA
   --------------------------------------------------------------------------------------------------------------
     WV               WI               WY               PUERTO RICO
   --------------------------------------------------------------------------------------------------------------
     Other (specify):
 ----------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

   Stralem Fund
-----------------------------------------------------------------------------------------------------------------

4. Name under which business is conducted, if different from above:


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5. Address of principal place of business (number, street, city, state, zip code):

   645 Madison Avenue, New York, NY 10022
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

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-l under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-l under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C., 20549 and Gary Waxman, Clearance Officer.

                                                                SEC 2205 (11-03)

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STRALEM FUND

                                    645 MADISON AVENUE, NEW YORK, NY 10022-1010
                                           TELEPHONE: (212) 888-8123
                                             FAX: (212) 888-8152


                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940c

     We, as members of management of Stralem Balanced Fund ("The Fund"), are responsible for complying with the requirements of subsection (b) of Rule 17f-1 "Custody of Securities with Members of National Securities Exchanges" of the Investment Company Act of 1940 as it relates to the Stralem Balanced Fund. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsection (b) of Rule 17f-1 as of September 30, 2004. Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) of Rule 17f-1 of the Investment Company Act of 1940 as of September 30, 2004, and from July 1, 2004 through September 30, 2004, with respect to securities reflected in the investment account of the Fund.

Stralem Balanced Fund


By --------------------------------------
   Philippe E. Baumann, President/Trustee

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STRALEM EQUITY FUND

                                    645 MADISON AVENUE, NEW YORK, NY 10022-1010
                                           TELEPHONE: (212) 888-8123
                                             FAX: (212) 888-8152


                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940c

     We, as members of management of Stralem Equity Fund ("The Fund"), are responsible for complying with the requirements of subsection (b) of Rule 17f-1 "Custody of Securities with Members of National Securities Exchanges" of the Investment Company Act of 1940 as it relates to the Stralem Equity Fund. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsection (b) of Rule 17f-1 as of September 30, 2004. Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) of Rule 17f-1 of the Investment Company Act of 1940 as of September 30, 2004, and from July 1, 2004 through September 30, 2004, with respect to securities reflected in the investment account of the Fund.

Stralem Equity Fund

By ----------------------------------
Philippe E.Baumann, President/Trustee

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EISNER                                        Eisner LLP
                                              Accountants and Advisors

                                              750 Third Avenue
                                              New York, NY 10017-2703
                                              Tel 212.949.8700  Fax 212.891.4100
                                              www.eisnerllp.com
INDEPENDENT AUDITORS' REPORT

To the Trustees
Stralem Equity Fund
     and
The Securities and Exchange Commission

We have examined management's assertion about Stralem Equity Fund (the "Fund") compliance with the requirements of Subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the "Act") as of September 30, 2004 and during the period July 1, 2004 through September 30, 2004, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Act. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2004 and, with respect to agreement of security purchases and sales, for the period July 1, 2004 through September 30, 2004:

- Confirmed all security positions with the custodian broker, Pershing LLC, as of September 30, 2004.

- Agreed reconciliation of all such security positions from confirmation to the books and records of the Fund as of September 30, 2004.

- Agreed five securities purchased and one security sold (representing 100% of the sales of the Fund) since our last report from the books and records of the Fund to the broker statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of Subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act as of September 30, 2004 and during the period July l, 2004 through September 30, 2004, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/S/ Eisner LLP
New York, New York
October 4, 2004

                                 Independent Member of Baker Tilly International

                                              Eisner LLP
EISNER                                        Accountants and Advisors

                                              750 Third Avenue
                                              New York, NY 10017-2703
                                              Tel 212.949.8700  Fax 212.891.4100
                                              www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Trustees
Stralem Balanced Fund
    and
The Securities and Exchange Commission

We have examined management's assertion about Stralem Balanced Fund (the "Fund") compliance with the requirements of Subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the "Act") as of September 30, 2004 and during the period July 1, 2004 through September 30, 2004, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Act. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2004 and, with respect to agreement of security purchases and sales, for the period July 1, 2004 through September 30, 2004:

- Confirmed all security positions with the custodian broker, Pershing LLC, as of September 30, 2004.

- Agreed reconciliation of all such security positions from the confirmation to the books and records of the Fund as of September 30, 2004.

- Agreed five securities purchased and two securities sold (representing 100% of the sales of the Fund) since our last report from the books and records of the Fund to the broker's statement.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of Subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act as of September 30, 2004 and during the period July 1, 2004 through September 30, 2004, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/S/ Eisner LLP
New York, New York
October 4, 2004

                                 Independent Member of Baker Tilly International